                                                                      Exhibit 57


                            [LETTERHEAD OF NYSEG]


                                                  August 8, 1997


Dear Shareholder:

      Recently we entered into an agreement with the Public Service Commission (PSC) staff regarding the transition to open competition within our service area. This agreement will provide price reductions and choice to our customers and the opportunity for improved returns for you, our shareholders.

The agreement includes the following key elements:

- We will forgo two previously approved price increases for residential and certain commercial customers totaling 6% and freeze overall average electric prices for those customers through July 31, 2002.

- Rates for large-use industrial and commercial customers will be reduced by 5% each year for the next five years.

- A retail choice program that is the most aggressive plan in the state for implementing customer choice, under which all customers will be permitted to buy electricity in a competitive marketplace by August 1, 1999, reinforcing our commitment to competition.

- After further negotiation, an extension of the current natural gas settlement through July 31, 2002.

- We will separate our fossil fuel generation into an unregulated subsidiary and the generating units will be subject to an auction process in which the company can participate.

- And very importantly, we receive a reasonable opportunity to recover all prudently incurred investments made in the past.

      Prices could be reduced further by passing back to customers savings from renegotiation of NUG contracts and the passage of proposed securitization legislation. The combined effect of those and other actions could be a 35% reduction in the real (inflation adjusted) price of electricity and a 15% reduction in the real price of natural gas, both over the next five years. PSC approval is expected in the fourth quarter of this year.

      This agreement has removed much of the uncertainty that has surrounded our stock and will provide us greater flexibility to grow the business and manage costs for the benefit of customers and shareholders.

      We are aggressively growing the natural gas business within the state through franchise expansion. We are also pursuing strategic natural gas initiatives outside the state such as the recently announced joint venture with Central Maine Power to expand natural gas services in the state of Maine. The generation business provides reliable, low cost wholesale energy throughout the Northeast. XENERGY, our energy services company, is recognized as a leader in the transition to retail choice and is a platform for future growth. We are providing outstanding customer service, as evidenced by our having the lowest customer complaint rate to the PSC of any combination electric and gas utility in the state. And we are effectively controlling costs throughout the business.

      We anticipate that the board of directors will be in a position shortly to review the dividend policy in its entirety, together with its overall view on uses of the company's cash, including buyback of additional common shares. I don't want to prejudge what actions the board might take, but the agreement in principle is clearly positive in terms of providing an overall framework for planning the company's needs for cash, and its ability to generate cash.

      We will continue to act in your best interests, as well as the interests of our customers, employees and the communities we serve. Your support is greatly appreciated.

                                               Yours sincerely,

                                               /s/ Wes von Schack